November 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Howard Efron

Shannon Menjivar

Ruairi Regan

Pam Long

Re:	GTWY Holdings Limited

Registration Statement on Form F-4

Filed January 31, 2020

File No. 333-236205

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, GTWY Holdings Limited (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form F-4 (File No. 333-236205), together with all exhibits thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter. The Registration Statement was publicly filed with the Commission on January 31, 2020.

At this time, the Registrant has determined not to proceed with the transactions contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Christopher Lueking, Esq. of Latham & Watkins LLP, counsel to the Registrant, at (312) 876-7680 with any questions with regard to this matter.

Very truly yours,

/s/ Tolek Strukoff

Tolek Strukoff
Chief Legal and Administrative Officer